October 7, 2008

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Davi Skin, Inc.
File No. 1-14297

Dear Mr. Decker,

We are in receipt of your letter dated August 26, 2008, regarding the above-referenced.  We will address each of your comments in the order presented in your letter.

Form 10-Q For The Period Ended June 30, 2008:

Note 2.  Description of Business, History and Summary of Significant Policies, page F-4

The production of inventory was based on sales projections.  Sales projections were initially based on the Company’s impending product launch at Bergdorf Goodman in October 2006 and anticipated launches in Europe at Selfridges and Lane Crawford in Hong Kong in 2007.  Based upon these projections, the Company obtained the inventory it deemed necessary.

We intend to incorporate the following language in our future filings:  “Since inception the Company has reported limited amount of sales.  Management uses projected sales in determining if a portion of its perishable inventory will not be sold before the expiration date, and records a write down of inventory.  The Company bases its projected sales on discussions with parties interested in carrying our products.  The Company has recorded a write down in the amount of $77,000 at June 30, 2007.  Based on projected sales, we believe that the balance of the perishable inventory, approximately $44,700, will be recoverable prior to the expiration.  The Company readjusts its estimates every quarter.”

The Company has $489,401 in non-perishable inventory.  Based solely on historical sales volume, the non-perishable inventory may not be sold within one year.  However, we are currently in discussions regarding the bulk sale of the perishable and non-perishable inventory, which would occur in the next few months, if successful.  If our prospective bulk sale does not materialize, we will consider reclassifying our non-perishable inventory to long term.

Note 5.  Notes Payable, page F-6

We applied EITF 96-19, and the change in fair value before and after modification is 1%, thus the modification is not considered substantial.  The additional consideration given is to be recorded as additional discount, and amortized over the term of the loan.  The additional consideration given was immaterial.

3.  In our future filing Footnote 9 will include the following:

“On or about April 14, 2008, the Company entered into a First Amended and Restated Loan Agreement with Amin S. Lakha (“Lakha”) amending the original agreement dated May 14, 2007 (see Note 6 – Notes Payable).  The parties entered into a restatement and complete replacement of the Original Warrants.  The Company shall issue: (1) 600,000 warrants to purchase shares of Common Stock at an exercise price of $0.20 with an expiration date of May 14, 2012, and (2) 125,000 warrants to purchase shares of Common Stock at an exercise price of $0.25 with an expiration date of May 14, 2012.  The warrants issued under the First Amended and Restated Loan Agreement were valued using the Black-Scholes option pricing model, and were deemed immaterial.  The following table summarizes the assumptions used in arriving at the valuation:

Number of warrants issued	600,000
Market price at grant date	$0.04
Exercise price	$0.20
Term	4 years
Volatility	77%
Annual rate of quarterly dividends	0.00%
Discount rate-bond equivalent yield	3.95%

Number of warrants issued	125,000
Market price at grant date	$0.04
Exercise price	$0.25
Term	4 years
Volatility	77%
Annual rate of quarterly dividends	0.00%
Discount rate-bond equivalent yield	3.95%

Note 8. Capital Stock Transactions – Preferred Stock, page F-8

4.  Consideration was given to the dividends in our determination of earnings per share in accordance with paragraph 9 of SFAS 128 and EITF Topic D-82.  The accrued dividends for the period were added to the loss of the period which was used to calculate earnings per share.

5.  This discount relates to the warrants and beneficial conversion feature calculated under EITF 00-27.  The discount is amortized over 12 months, which is the time after which the preferred shares are redeemable.  The amortization of the discount does not affect the earnings per share as it is only a reclassification between permanent equity and temporary equity.  We will expand our disclosures in future filings to discuss the specific terms of the Series A-1 warrants.

6.  The Registration of Rights Agreement relates to the acquisition of shares of Series A Preferred Stock and Series A-1 Warrants.  The agreement provides that the Company will file a Registration Statement (Form S-1) covering the resale of all or such portion of the registerable securities.  If 100% of the registerable securities equal or exceed 30% of the issued and outstanding common stock of the Company, less shares held by affiliates, the number of shares registered will be equal to 30% of the outstanding share of common stock minus 10,000 shares of common stock.  The Company will file an additional registration statement (Form S-3) covering the resale of the remaining registerable securities.  In such event, the number of registerable securities to be registered for each holder shall be reduced pro-rata among all holders, unless otherwise directed by a holder, first by registerable securities represented by warrant shares and second by registerable securities represented by shares.  If the Company fails to file and registration statement or cure any default, the Company shall pay each holder until the event is cured, an amount in cash or common shares of common stock, or a combination thereof, as partial liquidated damages and not a penalty, amount equal to one percent of the aggregate purchase price paid by holder for any unregistered registerable securities held by such holder.  The parties agree that (1) the Company shall not be liable for any liquidated damages with respect to any warrants, (2) in no event will the Company by liable for liquidated damages in excess of one percent of the aggregate purchase price paid by such holders in any 30-day period, and (3) the maximum aggregate liquidated damages payable to a holder shall be 24 % of the aggregate unit purchase price paid by such holder.  If the Company fails to pay any partial liquidated damages within seven days after the date payable, then the Company will pay interest thereon at a rate of 15% per annum.  Under the Plan of Distribution the selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be underwriters within the meaning of the securities act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents may be deemed to be underwriting commissions or discounts under the securities act.  Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute common stock.

We account for the liquidated damages under FAS 5, and we have accrued $60,000, as we believe it is probable that the Company will not comply with the registration requirement, and that amount will be owed to the holders.

7.  The potential implications of the Irrevocable Voting Proxy and Trust Agreement are that it could result in the removal of management and a change in control of the Company.

Note 11. Legal Proceedings, page F-10

8.  With respect to this matter we have requested additional information from the various related parties described in our filing.  To date we have not received any further information.  We are continuing our assessments of the facts and will expand our disclosure in future filings to incorporate our findings, if any.  To date there has been no financial impact related to this matter.    At this time we do not perceive any additional impact upon the Company’s financial statements and do not believe that SFAS 5 specifically paragraphs 8 through 10 are currently applicable.

Thank you very much for assistance, cooperation and patience.  Any further assistance and comments are greatly appreciated.

Respectfully, DAVI SKIN, INC.

/s/ Munjit Johal
Munjit Johal Its: Chief Financial Officer